August 15, 2011

James Allegretto, Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PSEG Power LLC

Registration Statement on Form S-3

Filed July 8, 2011

File No. 333-175397

Public Service Enterprise Group Incorporated

Public Service Electric and Gas Company

PSEG Power LLC

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File Nos. 001-09120, 001-34232, 001-00973

Dear Mr. Allegretto:

In connection with the comments regarding the above referenced filings, we offer the following responses. For the convenience of the Staff of the Commission, we have reproduced each of the comments set forth in your letter and have provided our response below each.

Registration Statement on Form S-3

1.	Please note that we will not accelerate effectiveness of this filing until all of the below comments regarding your Form 10-K for the fiscal year ended December 31, 2010 have been cleared by the staff. In this regard, please respond to those comments within ten business days.

Response:

We understand and submit our responses to each comment below.

Exhibit 5.1 Opinion of Counsel

2.	We note that counsel’s opinion is limited to matters of law in the jurisdictions of the States of New Jersey and Delaware. Please have counsel expand his opinion to also opine on matters of law in the state governing the indenture, New York.

Response:

Counsel will expand the opinion to opine on matters of New York law. We will file the opinion with a Pre-Effective Amendment No. 1 to the Registration Statement.

Item 8. Financial Statements and Supplementary Data, page 85

Consolidated Statements of Stockholders’ Equity, page 93

3.	Please tell us your consideration of disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, and the accumulated balance for each classification of accumulated comprehensive income. Refer to ASC 220-10-45-12 and ASC 220-10-45-14.

Response:

We disclose each component of other comprehensive income and note that each item is net of tax on our Consolidated Statements of Stockholders’ Equity. In addition, we disclose the pre-tax and after-tax amounts related to changes in the fair value of derivative instruments and reclassification adjustments for amounts included in Net Income for 2010 in Note 16 on page 159.

Regarding the Staff’s comment on the accumulated balance of each classification of accumulated other comprehensive income, our $(156) million after-tax Accumulated Other Comprehensive Loss as of December 31, 2010 is comprised of $(377) million related to our Pension and OPEB plans, $111 million related to derivative instruments and $110 million related to available-for-sale securities ($109 million related to our nuclear decommissioning trust fund (NDT Fund) and $1 million related to our rabbi trusts).

The amount related to the Pension and OPEB plans is included in the aggregate $1,701 million recognized in Accumulated Other Comprehensive Income (Loss), Regulated Assets and Deferred Assets disclosed in Note 12 on page 127.

We disclose the accumulated after-tax balance related to derivative instruments of $111 million in Note 16 on page 159.

The accumulated after-tax balance for net unrealized gains related to the NDT Fund of $109 million is disclosed in Note 9 on page 123.

While our disclosures do not include the amount of income tax expense or benefit allocated to each component of other comprehensive income or the balance of Accumulated Comprehensive Loss related to our Pension and OPEB plans, we do not consider these to be material omissions from the financial statements since we do not believe a reasonable investor would deem this disclosure to be material information for purposes of investing in our securities and the net of tax amounts for Other Comprehensive Income or Accumulated Other Comprehensive Income are correct as presented on our Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity.

We acknowledge the Staff’s comments and will separately disclose the tax expense or benefit of each component of other comprehensive income and the amount of Accumulated Other Comprehensive Income (Loss) related to the Pension and OPEB Plans component in future filings.

Notes to Consolidated Financial Statements, page 104

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies, page 104

Materials and Supplies and Fuel, page 107

4.	Please tell us your consideration of disclosing the cost method you use to determine the value of fuel inventory. Refer to ASC 330-10-50-1.

Response:

In accordance with the guidance in ASC 330-10-50-1, we disclose that PSEG Power LLC’s (Power) fuel inventory is carried at cost. No other reporting companies have fuel inventory. There have been no significant changes in the basis for stating our fuel inventory that would require disclosure under this guidance.

Upon further review of this guidance and the related guidance under Article 5 of Regulation S-X, Rule 5.02, we will expand our disclosure in future filings to provide additional detail as follows:

Fuel inventory includes the weighted average costs of stored natural gas, coal, fuel oil and propane used to generate power and to satisfy obligations under Power’s gas supply contracts with Public Service Electric and Gas Company (PSE&G). The costs of fuel, including transportation costs, are included in inventory when purchased and charged at average cost to Energy Costs when used or sold.

Note 7. Long-Term Investments, page 119

5.	Please tell us your consideration of providing the disclosures required by ASC 325-20-50 for cost-method investments.

Response:

We have no material cost method investments. Power and PSE&G do not have any cost method investments. PSEG Energy Holdings LLC’s (Energy Holdings) Partnerships and Corporate Joint Ventures of $112 million and $183 million as of December 31, 2010 and 2009, respectively, include $105 million and $176 million of equity method investments, which are discussed in Note 7. The other $7 million included in Energy Holdings’ Partnerships and Corporate Joint Ventures for both years, which includes cost method investments, represents less than 0.5% of our total Long-Term Investments for each period. We have concluded that these amounts are immaterial and disclosure is not warranted.

Note 9. Available-for-Sale Securities, page 123

6.	We note that you do not consider equity securities to be other-than-temporarily impaired and that unrealized losses are distributed over several hundred companies with limited impairment durations and a severity that is generally less than ten percent of cost. Please tell us your basis for concluding that you have the ability and intent to hold equity securities for a period of time sufficient to allow for recovery in market value given that the trust funds are managed by third-party investment advisors. Please refer to ASC 320-10-35-33 and ASC 320-10-S99. Please also tell us why you believe that you have the positive intent and ability to hold debt securities to maturity and it is not more likely than not that you will be required to sell the securities. Please discuss the contractual arrangements with your third-party investment advisors to the extent necessary. Please refer to ASC 320-10-35-33A through ASC 320-10-35-33I.

Response:

We have several investment managers who handle the day-to-day management of the NDT Fund. Our investment managers are subject to investment guidelines via letter agreements established by us because we have responsibility to ensure that decommissioning trust investments are prudently managed and that investment managers adhere to established investment guidelines. Prior to the adoption of the new guidance (FSP FAS 115-2, “Recognition and Presentation of Other-than-Temporary Impairments”) we amended our letter agreements with the investment managers to include the criteria for defining and handling temporarily impaired investments by attaching new addendums to the original letters.

Available-for-Sale (Equity Securities) – We believe that the parameters set in our agreements with the third party investment managers have enabled us to meet the “ability to hold” criteria in SEC guidance ASC 320-10-S99 (SAB Topic 5.M). Specifically, we have instructed our investment managers “not to sell” temporarily impaired equity securities.

Our agreements also require investment managers to consider that our “intent” is to hold equity securities with temporary impairments until they recover to their adjusted cost. The agreements contain specific instruction not to sell temporarily impaired equity securities unless the investment managers believe they are not expected to recover. While there are no “bright-line” tests and we consider all available evidence in making this determination, we have provided specific severity and duration criteria to the investment managers for their use as a guideline when evaluating whether the impairment is other-than-temporary. Investment managers perform assessments quarterly and communicate the results to us for review. In addition, we consider other factors regarding our ability to hold the equity security until recovery, such as changes in a business or industry that could require the entity to sell the security to meet working capital requirements, likelihood that a third party (e.g., a regulator) will force us to sell the security, and historical and implied volatility of the security (for purposes of estimating the recovery period). Based on this analysis, we determine whether any equity securities are other-than-temporarily impaired.

Available-for-Sale (Debt Securities) – Our agreements with the investment managers instruct them not to sell debt securities whose fair value is below amortized cost, unless they believe the security will not recover. While we do not legally or contractually have the right to exercise control over any individual investment decisions, we believe ASC 320-10-35 permits us to “look through” to the assertions of the third party investment manager in the application of this guidance and rely on their intentions with regard to the new “intent to sell” criteria. Based on our discussions with the FASB Technical Staff, we submitted a technical inquiry with regard to the “look-through” approach and the FASB Technical Staff did not object to that interpretation.

We have also instructed our investment managers to assume we will not be contractually required to withdraw funds for the majority of our decommissioning costs since the licenses for our nuclear facilities do not expire until after 2030. Any rebalancing requirements or tax efficiency philosophies embedded within our agreements can also be met without requiring a sale of “underwater” securities. There is adequate flexibility in the fund strategies to meet tax efficiency goals or rebalancing objectives.

The investment managers prepare a listing of “underwater” debt securities each quarter and, where there is no intent or likely requirement to sell, determine whether any credit losses exist. We provided the following example factors to our investment managers for consideration of when a credit loss may exist:

•	Adverse conditions specifically related to the security, the issuer, an industry or a geographic area

•	Failure of the issuer of the security to make scheduled interest or principal payments

•	Drop in the rating of the security by a rating agency to below investment grade

•	Specific regulatory actions negatively impacting the security

•	Duration and extent that fair value is below amortized cost

The investment managers consider these factors, among others that might be relevant to the collectability of a security, and share their analysis with us. We determine whether any credit losses exist after reviewing that analysis.

For those “underwater” securities for which there is an intent to sell, an impairment loss is immediately recognized through earnings.

Outside legal counsel reviewed the addendums to our letter agreements and provided guidance that (i) the instructions were permissible under Nuclear Regulatory Commission (NRC) regulations because an investment manager can properly take action in furtherance of the instructions and (ii) the instructions are consistent with the obligation to manage the NDT Fund in accordance with the “Prudent Investor Standard” as that term is used in regulations promulgated by the Federal Energy Regulatory Commission and the NRC.

Note 12. Pension, Other Post Retirement Benefits (OPEB) and Savings Plans, page 126

7.	Please tell us your consideration of providing a reconciliation of the beginning and ending balances of the benefit obligation and fair value of plan assets, the funded status and the components of net periodic benefit cost for Power and PSE&G.

Response:

We are the sponsor of qualified defined benefit retirement plans (the PSEG Pension Plan, the PSEG Cash Balance Pension Plan and the PSEG Cash Balance Pension Plan for Represented Employees) and OPEB plans. Employees from our subsidiaries, including Power and PSE&G, are eligible to participate in all plans and may continue in those plans without a change in benefits if they move to another employer within our group of companies. The plans cover substantially all employees across our subsidiaries and there are no company-to-company differences in benefits, funding formulas or calculation of benefit obligations. Our plans are “single-employer” Pension and OPEB plans from both the legal and accounting perspectives.

We provide the required disclosures in accordance with ASC 715-30 in Note 12, including the required roll-forward of changes in benefit obligation and the fair value of plan assets during each of the two years presented. The disclosure also provides the funded status of the plans, the amounts recognized on the balance sheet and the components of net periodic pension cost for three years, with a separate informational table for the amount of pension costs allocated to each of the registrant subsidiaries. All of the assets for the Pension and OPEB plans are held within a Master Trust where assets of the plans are commingled for investment purposes.

We believe our treatment is appropriate as a single-employer plan with (i) disclosures provided at the parent level, (ii) the corresponding allocations of funded status expressed as a net pension asset or liability on the individual subsidiary balance sheets, and (iii) periodic pension costs reflected in the separate company financial statements as disclosed in Note 12. Our plans do not meet the definitions of “multiple employer” or “multiemployer” plans, as described below, so we do not believe that providing a reconciliation of the beginning and ending balances of the benefit obligation and fair value of plan assets, the funded status and the components of net periodic benefit cost for Power and PSE&G is required.

Our subsidiaries do not have separate company pension plans as described in ASC 715-30-36-69 & 70. Participants in our plans are provided all of the same benefits and restrictions regardless of which subsidiary is their employer. There is a single benefit formula in each plan that is applicable to all employees who participate in that plan. We use a single funding policy for the Master Trust which is then allocated to the subsidiaries according to the respective benefit obligations. The subsidiaries’ periodic pension costs are also based on their proportionate share of the total pension obligation for active employees. As a result, we do not believe that our subsidiaries should account for their respective participation in our Pension or OPEB plans as multiple employer plans.

The guidance in ASC 715 describes a “multiemployer plan” as one where “two or more unrelated employers contribute, usually pursuant to one or more collective-bargaining agreements.” Our plans clearly do not meet this aspect of the definition since our plan participants are all employees of PSEG wholly-owned related parties.

Also, as stated previously, our subsidiaries’ periodic pension costs are based on their proportionate share of the total pension obligation for active employees and not based on their actual contribution which would be typical under the guidance for participants in a multiemployer plan. For these reasons, we do not believe the participation by our subsidiaries in our plans meets the intent of a multiemployer plan at the subsidiary level.

Note 13. Commitments and Contingent Liabilities, page 133

Environmental Matters, page 135

8.	We note your disclosure that you cannot predict the outcome of the Passaic River environmental matters and what further actions, if any, or the costs or the timing thereof, that may be required with respect to the matters or with respect to natural resource damages claims. Please tell us what consideration you gave to providing an estimate of reasonably possible losses or range of loss in excess of amounts accrued, and where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. In addition, for those matters where you are unable to estimate the possible loss or range of loss, please tell us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Please refer to ASC 450-20-50.

Response:

When determining whether we can estimate the potential loss or range of loss related to contingencies each quarter, we work with legal counsel to determine whether the facts and circumstances provide a reasonable basis for developing such an estimate. As part of this evaluation, we consider the nature of the contingency, the status of any related litigation or investigations, communications with parties involved, our experience and the experience of other entities with similar matters and whether the financial impacts of the possible outcomes that we identified can be reasonably quantified.

For environmental contingencies, such as the Passaic River issue referenced in your comment, we also must consider the degree of uncertainty surrounding the extent of any potential remediation requirement and the share of costs for which we may be liable as a potentially responsible party (PRP). Particularly in light of the ongoing investigations regarding the various Passaic River matters described in Note 13, it is extremely difficult to determine our share of any potential loss or range of loss. Until we can more accurately and completely determine the nature of the contamination, the number of PRPs (which frequently changes), the ultimate scope of the contamination and damages and the timing, extent and method of remediation, there is too much uncertainty surrounding the costs involved to make a reasonable estimate of the potential loss or range of loss. However, we will continue to assess this on a quarterly basis.

Based on our current analysis, we believe our disclosure that we cannot predict the potential costs related to the Passaic River issues is appropriate. However, we state on pages 135-136 that the costs could be material given the $1.3 billion to $3.7 billion range estimate of total clean-up cost for options proposed by the U.S. Environmental Protection Agency (EPA) and the estimated cost of $950 million for natural resource injury proposed by the New Jersey Department of Environmental Protection (NJDEP). We have provided a thorough discussion of each of the issues, including the current number of PRPs and the most recent cost estimates provided by the EPA and NJDEP, to give the reader a sense of the potential for material future expenditures.

Note 18. Stock Based Compensation, page 167

9.	We note that restricted stock, restricted stock unit awards and performance unit awards earn dividend equivalents. Please tell us whether dividend equivalents credited to unvested awards are forfeitable and your assessment of applicability of the two-class method of computing earnings per share. Please refer to ASC 260-10-45-61A.

Response:

The dividend equivalents related to our restricted stock unit and performance unit awards are forfeitable with the base awards. As a result, these awards would not be considered participating securities and therefore, the two-class method for computing earnings per share would not apply to restricted stock unit awards and performance unit awards.

There were 117,702 shares of restricted stock granted pursuant to awards under our equity compensation programs which are included in, and represent 0.02% of, our total 505,974,223 shares of common stock outstanding at December 31, 2010. Since restricted stock is considered outstanding at the time of grant, these shares are included in our weighted average number of common shares when computing earnings per share. Normal common stock dividends are paid on these shares of restricted stock during the vesting period and therefore these awards would be considered participating securities. However, the restricted stock awards are not sufficient to materially impact any earnings per share calculations. Therefore, we do not believe computation of earnings per share under the two-class method is needed.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any question regarding this letter, please contact the undersigned at 973-430-6131, james.foran@pseg.com or Donald S. Leibowitz, Esq., at 973-430-6305, donald.leibowitz@pseg.com.

Respectfully submitted,

/s/ James T. Foran

James T. Foran
Associate General Counsel
Public Service Enterprise Group Incorporated